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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13G




                      Under the Securities Exchange Act of 1934

                                (Amendment No.  1 ) *


                                 AirNet Systems, Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)


                       Common Shares, par value $0.01 per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                     009417-10-6
                               -----------------------
                                    (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 Page 1 of 5 Pages


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 CUSIP NO. 009417-10-6                   13G           PAGE 2 OF 5 PAGES


1.   NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gerald G. Mercer


2.   CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                       (a) ___
          Not Applicable
                                                       (b) ___
3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER
             4,409,041

6.   SHARED VOTING POWER
                -0-

7.   SOLE DISPOSITIVE POWER
             4,409,041

8.   SHARED DISPOSITIVE POWER
                -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,409,041

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)                                [   ]
          Not Applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             33.6%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN

                                 Page 2 of 5 Pages



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ITEM 1(a).  NAME OF ISSUER.

          AirNet Systems, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

          3939 International Gateway
          Columbus, Ohio 43219

ITEM 2(a).  NAME OF PERSON FILING.

          Gerald G. Mercer

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

          3939 International Gateway
          Columbus, Ohio 43219

ITEM 2(c).  CITIZENSHIP.

          United States

ITEM 2(d).  TITLE OF CLASS OF SECURITIES.

          Common Shares, par value $0.01 per share

ITEM 2(e).  CUSIP NUMBER.

          009417-10-6

ITEM 3.

          Not Applicable

ITEM 4.  OWNERSHIP.

          (a)  Amount beneficially owned:  4,409,041 common shares
               (1)(2)

          (b)  Percent of class:  33.6% (1)

          (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote:

                    4,409,041 common shares (1)(2)

              (ii)  Shared power to vote or to direct the vote:

                    None

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             (iii)  Sole power to dispose or to direct the disposition of:

                    4,409,041 common shares (1)(2)

              (iv)  Shared power to dispose or to direct the disposition of:

                    None

____________________


          (1)  As of February 3, 1998.

          (2) Of such 4,409,041 common shares, 60,000 common shares are subject to options exercisable within 60 days of February 3, 1998; 1,010,000 common shares are held of record by Mr. Mercer's wife; and 524,992 common shares are held in the Gerald G. Mercer 5/30/96 Grantor Annuity Trust, of which Mr. Mercer is the sole trustee. Mr. Mercer possesses sole voting and dispositive power with respect to the common shares held in the trust.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON.

          See Note (2) in Item 4 above.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY.

          Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

          Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

ITEM 10.  CERTIFICATION.

          Not Applicable

                                 Page 4 of 5 Pages


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                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 /s/ Gerald G. Mercer
                                                 -----------------------
                                                 Gerald G. Mercer


Dated:  February 11, 1998

                                 Page 5 of 5 Pages